Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made regarding the operating data for June 2017 of the Group to be published on the Shanghai Stock Exchange.

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made regarding the operating data for June 2017 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange.

In June 2017, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group increased by 11.77% as compared to the same period last year (a year-on-year (“YoY”) basis). Of which, passenger capacity for domestic routes increased by 10.39%, passenger capacity on regional routes decreased by 9.09% and passenger capacity for international routes increased by 16.30%, respectively as compared to the same period last year. Compared to the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) increased by 14.39%. Of which, passenger traffic for domestic routes increased by 13.40%, passenger traffic on regional routes decreased by 5.09% and passenger traffic on international routes increased by 17.83%, respectively as compared to the same period last year. The passenger load factor was 82.67%, representing an increase of 1.90 percentage point as compared to the same period last year. Of which, the passenger load factor for domestic, regional and international routes increased 2.21 percentage points, 3.23 percentage points and 1.06 percentage point as compared to the same period last year, respectively. The Group has launched Shenzhen - Melbourne - Shenzhen route (three flights per week) since 1 June 2017, Beijing - Hailar - Beijing route (seven flights per week) since 9 June 2017, Changsha - Xining - Changsha route (seven flights per week) since 16 June 2017, Dalian - Hohhot - Dalian route (seven flights per week) since 21 June 2017, Xiamen - Los Angeles - Xiamen route (three flights per week) since 27 June 2017 and Beijing - Xining - Beijing route (seven flights per week) since 30 June 2017.

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In terms of cargo operations, in June 2017, cargo capacity (measured by available tonne kilometers (“ATK”) - Cargo and Mail) increased by 16.43% as compared to the same period last year, and cargo and mail traffic (measured by revenue tonne kilometres (“RTK”) - Cargo and Mail) increased by 19.36% as compared to the same period last year. The cargo load factor was 57.53%, representing an increase of 1.41 percentage points as compared to the same period last year.

In June 2017, the Group had introduced one A320 aircraft, one A320neo aircraft, one A321 aircraft and four B737-800 aircraft, had sold one B737-300 aircraft and had terminated the lease of one A319 aircraft. As of the end of June 2017, the Group operated a fleet of 717 aircraft with 257 aircraft self-owned, 204 aircraft under finance lease and 256 aircraft under operating lease.

KEY OPERATION DATA OF JUNE 2017

Capacity	June 2017			Cumulative 2017
	Amount	Month-on- Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	12,555.93	-3.26	13.40	77,156.99	12.52
Regional	238.34	-1.35	-5.09	1,398.56	-16.41
International	5,422.33	4.21	17.83	32,144.71	14.14
Total	18,216.60	-1.13	14.39	110,700.27	12.49
RTK (in million)
Domestic	1,247.53	-3.91	11.74	7,632.67	10.97
Regional	23.06	-1.52	-3.19	134.35	-14.20
International	953.92	1.34	21.83	5,389.58	18.40
Total	2,224.51	-1.70	15.67	13,156.60	13.55
RTK - Cargo and Mail (in million)
Domestic	134.17	-7.08	-0.30	824.86	0.77
Regional	1.98	-1.53	20.79	11.44	17.25
International	476.67	-0.66	26.36	2,565.02	23.71
Total	612.82	-2.14	19.36	3,401.31	17.22
Passengers carried (in thousand)
Domestic	8,539.30	-3.83	12.62	52,059.47	11.88
Regional	188.99	-0.66	2.42	1,122.18	-9.75
International	1,209.23	1.83	9.59	7,406.42	7.48
Total	9,937.52	-3.11	12.03	60,588.06	10.83
Cargo and mail carried (in thousand tonnes)
Domestic	82.75	-7.38	-0.08	511.00	1.11
Regional	1.79	-1.60	20.45	10.26	15.84
International	53.33	-1.04	25.12	289.22	21.56
Total	137.87	-4.95	8.62	810.48	7.75

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Capacity	June 2017			Cumulative 2017
	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	15,080.54	-5.47	10.39	93,410.37	8.90
Regional	310.19	-3.82	-9.09	1,878.69	-16.86
International	6,644.35	1.84	16.30	39,195.19	12.42
Total	22,035.08	-3.35	11.77	134,484.25	9.43
ATK (in million)
Domestic	1,706.17	-7.00	9.64	10,744.67	7.74
Regional	35.59	-5.92	-8.97	219.91	-17.70
International	1,306.68	0.65	19.43	7,626.69	14.05
Total	3,048.44	-3.86	13.35	18,591.27	9.83
ATK - Cargo and Mail (in million)
Domestic	348.92	-12.53	6.82	2,337.74	3.78
Regional	7.68	-12.81	-8.52	50.83	-20.38
International	708.69	-0.34	22.20	4,099.12	15.49
Total	1,065.28	-4.78	16.43	6,487.69	10.61

Load Factor	June 2017			Cumulative 2017
	Figure (%)	MoM Change (Percentage Point)	YoY Change (Percentage Point)	Figure (%)	YoY Change (Percentage Point)
Passenger Load Factor (RPK/ASK)
Domestic	83.26	1.90	2.21	82.60	2.66
Regional	76.84	1.93	3.23	74.44	0.41
International	81.61	1.85	1.06	82.01	1.24
Total	82.67	1.86	1.90	82.31	2.24
Cargo and Mail Load Factor
Domestic	38.45	2.25	-2.75	35.28	-1.05
Regional	25.79	2.95	6.26	22.50	7.22
International	67.26	-0.22	2.22	62.57	4.16
Total	57.53	1.55	1.41	52.43	2.96
Overall Load Factor (RTK/ATK)
Domestic	73.12	2.36	1.37	71.04	2.06
Regional	64.79	2.89	3.87	61.09	2.49
International	73.00	0.50	1.44	70.67	2.60
Total	72.97	1.60	1.46	70.77	2.31

Notes:

1.	“RPK(s)” refers to the number of revenue passengers carried multiplied by the kilometers flown;
2.	“RTK(s)” refers to the revenue load (passenger and cargo) in tonnes multiplied by the kilometers flown;
3.	“RTK(s) - Cargo and Mail” refers to the revenue cargo and mail load in tonnes multiplied by the kilometers flown;
4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;
5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;
6.	“ATK(s) - Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;
7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;
8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK - Cargo and Mail;
9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board
China Southern Airlines Company Limited
Xie Bing

Company Secretary

Guangzhou, the People’s Republic of China

14 July 2017

As at the date of this announcement, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

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